Royal Dutch Shell plc

Carel van Bylandtlaan 30

2596 HR The Hague

The Netherlands

US Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4628

United States of America

March 9, 2017

Dear Sirs,

Notice of Disclosure filed in Royal Dutch Shell plc’s Form 20-F for the year ended December 31, 2016, under Section 219 of Iran Threat Reduction and Syria Humans Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934.

This filing is to provide notice to the U.S. Securities and Exchange Commission (“SEC”) that Royal Dutch Shell plc’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the SEC on March 9, 2017, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the US Securities Exchange Act of 1934.

Sincerely,

/s/ Linda M. Szymanski

Company Secretary and General Counsel Corporate
Royal Dutch Shell plc